Exhibit 12.1

Pregis Holding II Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor						Successor	Predecessor		Successor
	Year Ended December 31,				January 1 to October 12, 2005		October 13 to December 31, 2005	Six months ended June 30,
	2001	2002	2003	2004				2005		2006
Earnings:
Pretax income (loss) from continuing operations	$(4,464)	$31,649	$27,803	$28,445	$(6,953)		$(4,695)	$(20,396)		$722
Fixed charges	20,005	12,636	11,953	9,935	7,114		11,786	4,741		22,825
Capitalized interest	(500)	(429)	(354)	(61)	(451)		(26)	(289)		(78)

Earnings	15,041	43,856	39,402	38,319	(290)		7,065	(15,944)		23,469

Fixed charges:
Interest expense	13,838	6,676	5,786	4,433	2,195		10,524	1,600		20,419
Capitalized interest	500	429	354	61	451		26	289		78
Interest component of rental expense	5,667	5,531	5,813	5,441	4,468		1,236	2,852		2,328

Total fixed charges	20,005	12,636	11,953	9,935	7,114		11,786	4,741		22,825

Ratio of earnings to fixed charges	0.8 *	3.5	3.3	3.9	(0.0	) *	0.6 *	(3.4	) *	1.0

PRO FORMA DISCLOSURE:	Year ended December 31, 2005
Earnings:
Pretax income (loss) from continuing operations	$(49,789)
Fixed charges	46,199
Capitalized interest	(477)

Earnings	(4,067)

Fixed charges:
Interest expense	40,018
Capitalized interest	477
Interest component of rental expense	5,704

Total fixed charges	46,199

Ratio of earnings to fixed charges	(0.1	) *

*	Earnings were insufficient to cover fixed charges by $4,964 for the year ended December 31, 2001, $7,404 for the period January 1 to October 12, 2005, $4,721 for the period October 13, 2005 to December 31, 2005, $20,685 for the six months ended June 30, 2005, and $50,266 for the pro forma year ended December 31, 2005. Accordingly the ratio of earnings to fixed charges was less than 1:1.